Mail Stop 3561

November 10, 2008

Via Fax & U.S. Mail

Mr. Yan K. Skwara
Chief Executive Officer and Principal Financial Officer
1635 Rosecrans Street, Suite C
San Diego, California 92106

      Re: US Farms, Inc.
              Form 10-KSB for the year ended December 31, 2007
              Filed April 15, 2008
              File No. 000-27487

Dear Mr. Skwara:

We have reviewed your response letter dated October 15, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to our prior comment number 8 in which you state that the date of the independent auditors' report was a typographical error. Please amend

your filing to include an appropriately dated independent auditor's report.

Note 8. Derivative Liability (Warrants), page F-14

2. We note your response to our prior comment number 13, but do not believe that you have responded adequately to our comment. Therefore, we reissue the comment. We note that during 2007 you entered into a private placement in which shares of stock and warrants were issued for cash. We also note that you have recorded a derivative liability for the fair value of the warrant. Please explain to us why you believe it is appropriate to record a derivative liability for the fair value of these warrants. If the warrants are considered liabilities under SFAS No. 150, please explain to us, and disclose in future filings, the terms of the warrants that cause it to be classified as a liability. Also, please tell us if the $662,088 fair value of the warrants was the fair value at the time of issuance or as of December 31, 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Lyn Shenk
Branch Chief